UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ROYAL MINES AND MINERALS CORP.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

78033P 10 1
(CUSIP Number)

HAROLD C. MOLL
Box 866
Georgetown, Grand Cayman, BWI
(702) 496-5796
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

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1.	Name of Reporting Person:	HAROLD C. MOLL

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [_]
NOT APPLICABLE

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF (Personal Funds)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: CANADIAN

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	8,750,000 SHARES

8.	Shared Voting Power:	NOT APPLICABLE

9.	Sole Dispositive Power:	8,750,000 SHARES

10.	Shared Dispositive Power:	NOT APPLICABLE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,750,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 11.3%

14.	Type of Reporting Person (See Instructions): IN (Individual)

CUSIP No. 78033P 10 1

This Schedule 13D/A (Amendment No. 2) is being filed by Harold C. Moll pursuant to Section 240.13d -2(a) of the Securities Exchange Act of 1934 to amend and supplement the Schedule 13D of the Reporting Person filed with the United States Securities and Exchange Commission on October 16, 2007, as amended March 26, 2009. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share, of Royal Mines And Minerals Corp., (formerly Centrus Ventures Inc.) a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2580 Anthem Village Drive, #112, Henderson, NV 89052.

ITEM 2.	IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

HAROLD C. MOLL (the “Reporting Person”)

B.	Residence or Business Address:

The address of the Reporting Person is Box 866, Georgetown, Grand Cayman, BWI.

C.	Present Principal Occupation and Employment:

The Reporting Person is a self-employed businessman.

D.	The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.	The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: The Reporting Person is a citizen of Canada.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the previously filed Schedule 13D is amended to read as follows:

On July 16, 2009, the Reporting Person acquired 2,000,000 units at a price of $0.05 per unit for total proceeds of $100,000. Each Unit is comprised of one share of the Issuer's common stock (each a "Private Placement Share") and one share purchase warrant (each a "Warrant"), with each Warrant entitling the holder to purchase an additional share of the Issuer's common stock for a period of two years at an exercise price of $0.10 US per share. The 2,000,000 units were purchased by the Reporting Person to offset the amount of $100,000 owed by the Issuer to the Reporting Person.

The Reporting Person's acquisition of the 2,000,000 Private Placement Shares and the right within 60 days to acquire an additional 2,000,000 shares of the Issuer's common stock on exercise of the Warrants resulted in a material increase in the percentage of the Issuer's common stock beneficially owned by him.

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On February 24, 2009, the Reporting Person acquired 500,000 units at a price of $0.05 per unit for total proceeds of $25,000. Each Unit is comprised of one share of the Issuer's common stock (each a "Private Placement Share") and one share purchase warrant (each a "Warrant"), with each Warrant entitling the holder to purchase an additional share of the Issuer's common stock for a period of two years at an exercise price of $0.10 US per share. The 500,000 units were purchased by the Reporting Person to offset the amount of $25,000 owed by the Issuer to the Reporting Person.

The Reporting Person's acquisition of the 500,000 Private Placement Shares and the right within 60 days to acquire an additional 500,000 shares of the Issuer's common stock on exercise of the Warrants resulted in a material increase in the percentage of the Issuer's common stock beneficially owned by him.

Prior to the acquisition of the Private Placement Shares and Warrants, the Reporting Person beneficially held 3,750,000 shares of the Issuer's common stock. The 3,750,000 shares (the "Exchange Shares") were acquired on October 5, 2007 on a one-for-one share exchange of 3,750,000 shares of Royal Mines Inc. ("RMI") held by him on closing of the Issuer's acquisition of RMI. The original acquisition of the RMI shares were acquired by the Reporting Person through private transactions and the consideration for the acquisitions was paid from the personal funds of the Reporting Person.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the previously filed Schedule 13D is amended to read as follows:

The 2,000,000 Private Placement Shares and 2,000,000 Warrants of the Issuer purchased by the Reporting Person on July 16, 2009 were acquired for investment purposes.

The 500,000 Private Placement Shares and 500,000 Warrants of the Issuer purchased by the Reporting Person on February 24, 2009 were acquired for investment purposes.

The purpose of the issuance of the 3,750,000 Exchange Shares was to complete the terms and conditions under the merger between the Issuer and RMI.

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)	any other material change in the Issuer’s business or corporate structure;
(g)	changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	any action similar to any of those enumerated above.

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ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the previously filed Schedule 13D is amended to read as follows:

(a)	Aggregate Beneficial Ownership:

As of July 16, 2009, the Reporting Person beneficially owns the following securities of the Issuer:

Title of Security	Amount	Percentage of Shares of Common Stock(1)
Common Stock	8,750,000 Shares Direct(2)	11.3%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement.

(1)

Applicable percentage of ownership is based on 75,179,852 shares of common stock outstanding as of July 16, 2009, plus any securities held by such security holder exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(2)	Consists of 6,250,000 Shares held directly by the Reporting Person and warrants to acquire an additional 2,500,000 Shares exercisable within 60 days of the date hereof.

(b)	Power to Vote and Dispose of the Issuer Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

Except for the acquisition of the Private Placement Shares and Warrants described above, the Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

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ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 27, 2009
Date

/s/ Harold C. Moll
Signature

HAROLD C. MOLL
Name/Title